Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: NextEra Energy Inc
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NextEra Energy Inc (NEE)
Vote Yes: Proposal 5 – Diversity Data Reporting

Annual Meeting: May 19, 2022

CONTACT: Meredith Benton | benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that NextEra Energy, Inc. (NextEra Energy) report to shareholders on the outcomes of the Company's diversity, equity, and inclusion efforts by publishing quantitative data on workforce composition, and recruitment, retention, and promotion rates of employees by gender, race, and ethnicity. The reporting should be done at reasonable expense and exclude proprietary information.

Supporting Statement: Quantitative data is sought so that investors can assess, understand, and compare the effectiveness of companies’ diversity, equity, and inclusion programs and apply this analysis to investors’ portfolio management and securities’ selection process.

SUMMARY

The resolution requests that NextEra Energy, Inc. (NextEra) report to shareholders on the outcomes of the Company's diversity, equity, and inclusion efforts by publishing quantitative data on workforce composition, and recruitment, retention, and promotion rates of employees by gender, race, and ethnicity. The reporting should be done at reasonable expense and exclude proprietary information.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of NextEra’s DEI programs. It cites concerns that NextEra is an outlier in its decision to withhold these data sets.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2022 Proxy Memo NextEra Energy | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Corporate Policies that allow harassment and discrimination undermine business success.
3.	NextEra is risking the trust and confidence of its consumers and employees.
4.	NextEra’s DEI reporting significantly lags peers.

DISCUSSION

1.	Companies Benefit From Diverse and Inclusive Workplaces

NextEra writes on its diversity and inclusion page of its website:

“When talented employees from varied backgrounds are engaged and contributing to our business success, we all benefit.”1

Multiple research reports agree with NextEra’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[2]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[3]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[4]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[5]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[6]

_____________________________

1 https://www.nexteraenergy.com/sustainability/employees/diversity.html

2 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

3 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

4 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

5 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

6 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

2

2022 Proxy Memo NextEra Energy | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. NextEra’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate Policies That Allow Harassment and Discrimination Undermine Business Success

Researchers have identified a range of benefits associated with diverse and inclusive teams including: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.7

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.8 In a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.9

3.	NextEra is Risking the Trust and Confidence of its Consumers and Employees

NextEra wrote in its Statement of Opposition, “NextEra Energy’s culture and people are one of its most important resources and a key competitive advantage. NextEra Energy is committed to attracting and maintaining a diverse workforce.”

Shareholders are concerned that consumers, employees, and others may determine that the Company has sought to build its brand by representing itself as an ally to justice movements without integrating best practices into its own operations, termed “performative allyship” or “wokewashing,” thereby eroding the trust of key consumer demographics and employees.

NextEra, to be credible with investors and other external stakeholders, needs to show that its statements are not puffery by allowing investors and other external parties to review the data demonstrating the effectiveness of its workplace programs in ensuring fair and equitable treatment of the organization’s diverse employees.

_____________________________

7 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

8 https://www.apa.org/news/press/releases/stress/2015/impact

9 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/covering-in-the-workplace.html

3

2022 Proxy Memo NextEra Energy | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

4.	NextEra’s DEI Reporting Significantly Lags its Peers

NextEra lags its peers in the disclosure and transparency it provides to investors. The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs. The Company’s inclusion data – the hiring, retention, and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of NextEra’s employees. This data is needed for investors to assess if a company is masking a toxic workplace culture having poor retention rates by, for example, showing high recruitment statistics.

Below are examples of inclusion factor data that NextEra’s peers are disclosing, or have committed to disclose, as of March 25, 2022:

-	Forty-two percent of the S&P 100 release, or have committed to release, at least one recruitment statistic related to gender.
-	Forty-one percent of the S&P 100 release or have committed to release, at least one recruitment statistic related to race/ethnicity.
-	Twenty-three percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	Twenty-two percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	Twenty percent of the S&P 100 release or have committed to release, at least one retention statistic related to gender.
-	Thirty-five percent of the S&P 100 release or have committed to release, at least one retention statistic related to race or ethnicity.

Between September 2020 and September 2021, the number of S&P 100 companies releasing recruitment rate data by gender, race and ethnicity increased by 234 percent, companies releasing retention rate data increased by 79 percent, and companies releasing promotion rate data increased by 379 percent.10 This places NextEra in the bottom quartile relative to its peers for its workplace equity data disclosure. NextEra will increasingly lag its peers should it continue to refuse to release meaningful workplace equity data.

RESPONSE TO NEXTERA ENERGY’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the resolution, the Board states: “The Executive D&I Council reviews D&I metrics on a quarterly basis, which showcases the Company’s commitment to data-driven results. Such metrics are used to develop annual D&I plans, track progress and implement the Company’s strategies, and are reviewed at least annually by the Board.”

In response, the proponents note that NextEra does not share what "D&I metrics” the Board is reviewing, nor what its findings are. Investors seek information to measure progress in achieving, and hold companies accountable to, their diversity goals. NextEra’s unwillingness to disclose the metrics used to track its diversity, equity, and inclusion progress is concerning.

_____________________________

10 https://www.asyousow.org/our-work/social-justice/workplace-equity/

4

2022 Proxy Memo NextEra Energy | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at NextEra Energy. The resistance to providing investors with metrics supporting the company’s diversity commitments is concerning.

Vote “Yes” on this Shareholder Proposal 5

--

For questions, please contact Meredith Benton, As You Sow, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5